

June 20, 2011

<u>Via Email</u>
Jeffrey Legault
Goodwin Procter LLP
620 Eight Avenue
New York, New York 10018

> **Re: Platinum Energy Resources, Inc.**
> **Schedule TO-T/13E-3 (Amendment No. 1) filed by Syd Ghermezian**
> **and Pacific International Holdings LLC**
> **Filed on June 13, 2011**
> **File No. 5-81107**

Dear Mr. Legault:

We have reviewed your revised filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we are likely to have additional comments. Please allow adequate time for staff review and further comments. All terms have the same meaning as in your filing, unless otherwise noted.

<u>Schedule TO-T/13E-3/A</u>

1. We note your response to comment 3 in our original comment letter dated May 26, 2011. However, your response does not adequately address the issue of whether the persons and entities who hold an economic interest in limited liability company bidder Platinum should be included as filers on the Schedule TO/13E-3. Further, we disagree with your analysis with respect to the need to provide General Instruction C disclosure with respect to such persons or entities should we reach the determination that they are not bidders or persons engaged in the going private transaction. Note that control can arise by virtue of a relationship other than an equity interest. In this regard, we note your response to comment 4, which indicates that Platinum has an outstanding promissory note to Mr.

Rahmani in the amount of $5,316,510 which Pacific will repay immediately after the short-form merger that you intend to follow the offer. Under those circumstances, Mr. Rahmani may be deemed to be participating in this transaction in a unique manner and may be benefiting from it in a way that unaffiliated shareholders are not. Please revise or advise.

2.   Refer to comment 4 in our original letter and your response. General Instruction C to Schedule TO/13E-3 does not dictate who must be included as a filer on either of those Schedules. Rather, it is required disclosure as to control persons who are <u>not</u> otherwise included as filers. See comment 5 in our original comment letter dated May 26, 2011. We are unable to conclude based on the information you provide in response 4 that the identified persons are not engaged in this going private transaction. For example, we do not know whether they will have an equity stake in Platinum going forward, or whether their employment contracts will be altered. In addition, as noted in our last comment above, the fact that Mr. Rahmani will receive repayment of a $5,316,510 loan to Platinum immediately after closing of this transaction raises questions about his engagement and involvement as well. Please revise or advise.

3.   The revised disclosure on page 5 of the Offer to Purchase indicates that one of the conditions to the commitment of funds to purchase tendered shares is that KD Resources LLC is merged into Pacific and KD must become a co-borrower on the loan. Since it appears that KD will partially fund the purchase of tendered shares, tell us why it is not included as a filer on the Schedule 13E-3/TO.

If you have any questions regarding the comments above or if you require further assistance, please do not hesitate to call me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions